No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2020

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. (the “Company”) hereby notifies you as follows that it has submitted with the relevant Japanese authority the Correction Report (the “Correction Report”) for the Extraordinary Report (the “Extraordinary Report”) on October 5, 2020 pursuant to the Financial Instruments and Exchange Act of Japan with respect to the resolutions passed and the results of voting at the 96th Ordinary General Meeting of Shareholders held on June 19, 2020 (the “General Shareholders’ Meeting”).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: October 5, 2020

October 5, 2020

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takahiro Hachigo
President and Representative Director

Notice of Submission of Correction Report for Extraordinary Report Relating to

Resolutions Passed and Results of Voting

at the 96th Ordinary General Meeting of Shareholders

Honda Motor Co., Ltd. (the “Company”) hereby notifies you as follows that it has submitted with the relevant Japanese authority the Correction Report (the “Correction Report”) for the Extraordinary Report (the “Extraordinary Report”) on October 5, 2020 pursuant to the Financial Instruments and Exchange Act of Japan with respect to the resolutions passed and the results of voting at the 96th Ordinary General Meeting of Shareholders held on June 19, 2020 (the “General Shareholders’ Meeting”).

Particulars

1. Reason for Submitting the Correction Report

The Company submitted the Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc. to report on matters resolved and the results of voting at the General Shareholders’ Meeting. However, due to the recount of untallied valid votes at Sumitomo Mitsui Trust Bank, Limited, the shareholder registry administrator who was entrusted the tallying operations of voting rights for the Company, the Company has made corrections to part of the results of the exercise of voting rights at the General Shareholders’ Meeting and has submitted the Correction Report pursuant to the provision of Article 24-5, Paragraph 5 of the Financial Instruments and Exchange Act.

2. Corrected matters

2. Content of report

The columns of Number of affirmative votes, negative votes, abstentions and Ratio of affirmative votes have been corrected in the table (3) Number of affirmative votes, negative votes and abstentions in respect of the matter for resolution described above, requirements for the approval of such matter for resolution and results of voting.

3. Corrections

Corrections are underlined as below.

(Before correction)

(3)	Number of affirmative votes, negative votes and abstentions in respect of the matter for resolution described above, requirements for the approval of such matter for resolution and results of voting:

Proposals	Number of affirmative votes	Number of negative votes	Number of abstentions	Ratio of Affirmative votes (%)	Approved/ disapproved
Item
Toshiaki Mikoshiba	13,500,822	1,333,610	18,322	90.82%	Approved
Takahiro Hachigo	14,358,884	475,548	18,322	96.59%	Approved
Seiji Kuraishi	14,366,092	468,339	18,322	96.64%	Approved
Kohei Takeuchi	14,343,864	490,566	18,322	96.49%	Approved
Toshihiro Mibe	14,368,865	465,566	18,322	96.65%	Approved
Hiroko Koide	14,827,771	24,484	506	99.74%	Approved
Fumiya Kokubu	14,707,620	144,632	506	98.93%	Approved
Takanobu Ito	14,297,926	536,505	18,322	96.18%	Approved

Notes:

(i)	The requirement for approval of each matter for resolution is as follows:

A majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders entitled to vote.

(ii)

The ratio of affirmative votes is the ratio of the aggregate of the number of voting rights exercised prior to the General Shareholders’ Meeting and the number of votes by the shareholders present at the General Shareholders’ Meeting, through which approval was able to be ascertained for each of the proposals, against the aggregate of the number of voting rights exercised prior to the General Shareholders’ Meeting and the number of voting rights of all the shareholders present at the General Shareholders’ Meeting.

(After correction)

(3)	Number of affirmative votes, negative votes and abstentions in respect of the matter for resolution described above, requirements for the approval of such matter for resolution and results of voting:

Proposals	Number of affirmative votes	Number of negative votes	Number of abstentions	Ratio of Affirmative votes (%)	Approved/ disapproved
Item
Toshiaki Mikoshiba	13,614,458	1,333,908	18,322	90.88%	Approved
Takahiro Hachigo	14,472,526	475,840	18,322	96.61%	Approved
Seiji Kuraishi	14,479,723	468,642	18,322	96.66%	Approved
Kohei Takeuchi	14,457,515	490,849	18,322	96.51%	Approved
Toshihiro Mibe	14,482,516	465,849	18,322	96.68%	Approved
Hiroko Koide	14,941,415	24,774	506	99.74%	Approved
Fumiya Kokubu	14,821,256	144,930	506	98.94%	Approved
Takanobu Ito	14,410,032	538,333	18,322	96.19%	Approved

Notes:

(i)	The requirement for approval of each matter for resolution is as follows:

A majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders entitled to vote.

(ii)

The ratio of affirmative votes is the ratio of the aggregate of the number of voting rights exercised prior to the General Shareholders’ Meeting and the number of votes by the shareholders present at the General Shareholders’ Meeting, through which approval was able to be ascertained for each of the proposals, against the aggregate of the number of voting rights exercised prior to the General Shareholders’ Meeting and the number of voting rights of all the shareholders present at the General Shareholders’ Meeting.

(End)